Exhibit 12

QWEST CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(Dollars in millions)
Income from continuing operations before income taxes, discontinued operations and cumulative effect of changes in accounting principles	$2,377	$1,851	$1,530	$1,742	$1,758
Add: estimated fixed charges	655	669	668	647	643
Add: estimated amortization of capitalized interest	9	10	12	12	13
Less: interest capitalized	(6)	(8)	(7)	(9)	(13)

Total earnings available for fixed charges	3,035	2,522	2,203	2,392	2,401

Estimate of interest factor on rentals	39	45	54	54	57
Interest expense, including amortization of premiums, discounts and debt issuance costs(1)	610	616	607	584	573
Interest capitalized	6	8	7	9	13

Total fixed charges	$655	$669	$668	$647	$643

Ratio of earnings to fixed charges	4.6	3.8	3.3	3.7	3.7

(1)	Interest expense includes only interest related to long-term borrowings and capital lease obligations.